                                                               Exhibit (a)(1)(M)

                         NOTICE TO PARTICIPANTS OF THE
                    UNIGRAPHICS SOLUTIONS INC. 401(k) PLAN


                                                                 August 22, 2001


Dear Plan Participant:

                                   The Offer
                                   ---------

     Recently, UGS Acquisition Corp., a wholly owned subsidiary of Electronic Data Systems Corporation (EDS), announced an offer to purchase all outstanding shares of common stock of Unigraphics Solutions Inc. (UGS) for cash at a price of $32.50 per share. The offer is subject to certain conditions, which are fully explained in the enclosed "Offer to Purchase for Cash" (the "Offer") dated August 21, 2001.

                          Your Response to the Offer
                          --------------------------

     As a participant in your company retirement Plan, you are being asked to direct Vanguard Fiduciary Trust Company, the trustee of your Plan, to tender, or not to tender, the UGS common stock held in your separate Plan account. By instructing Vanguard to "tender" your shares, you are instructing Vanguard to surrender your stock for cash in response to the Offer. You can provide your directions by promptly completing and returning the enclosed Tender Offer Instruction Form. Please note that the terms of your Plan generally provide that the Trustee shall not tender any shares of UGS stock for which it does not receive timely instructions.

                     Enclosed Information for Your Review
                     ------------------------------------

     Enclosed for your consideration are the following materials about the
Offer:

1. UGS Acquisition Corp.'s Offer to Purchase for Cash dated August 21, 2001;
2. Solicitation/Recommendation Statement on Schedule 14D-9 of the Company;
3. a Tender Offer Instruction Form; and
4. a postage-paid reply envelope.

     This information relates only to shares of UGS common stock held in your account under the UGS 401(k) Plan. If you own other shares of UGS stock outside of your Plan, you should receive separate mailings relating to those shares.

                         Your Instructions to Vanguard
                         -----------------------------

     To instruct Vanguard, please promptly complete, sign and date the enclosed Tender Offer Instruction Form and mail it to Vanguard in the enclosed postage-paid reply envelope. You must return the enclosed Tender Offer Instruction Form by 12:00 noon EST on Thursday, September 13, 2001, the Plan Deadline. Please note that timely instructions provided to Vanguard will be followed with respect to all shares held in your account as of the Plan Deadline.

     In the event that UGS Acquisition Corp. extends its expiration date for the Offer (which is currently set for 12:00 midnight on Tuesday, September 18, 2001), the Plan Deadline will automatically be extended to 12:00 noon EST three business days prior to the new expiration date.

                         Your Decision is Confidential
                         -----------------------------

     All instructions received by Vanguard from individual participants will be held in confidence and will not be divulged to any person, including UGS Acquisition Corp., EDS, or any of their respective directors, officers, employees or affiliates.

     As a participant in the Plan, you are strongly encouraged to direct Vanguard to tender, or not tender, the shares held under your Plan account. Keep in mind that your Tender Offer Instruction Form must be received by the Plan Deadline.

     If you have any questions about the Offer, please contact EDS Investor Relations at (972) 605-6661. If you have questions on how to provide directions to Vanguard, please contact a Vanguard Participant Services associate at (800) 523-1188.


                                                Sincerely,
                                                Vanguard Fiduciary Trust Company